

November 19, 2019

Douglas L. Braunstein
Managing Member
HEC Master Fund LP
570 Lexington Avenue, 35th Floor
New York, New York 10022

>   **Re: USA Technologies, Inc.**
>   **DFAN14A Definitive Addition Materials filing made on Schedule 14A**
>   **Filed on November 18, 2019 by Hudson Executive Capital LP, et al.**
>   **File No. 001-33365**

Dear Mr. Braunstein,

    We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

    Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to the comment, we may have additional comments. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Definitive Additional [Soliciting] Materials filed under cover of Schedule 14A

1. The substantive content of the instant DFAN14A submission purports to amend the Definitive Proxy Statement filed on November 15, 2019 under cover of Schedule 14A using the EDGAR header tag DEFC14A. The representation that the "Supplement to the Definitive Solicitation Statement" amends the definitive proxy statement, however, may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. For purposes of amending the consent solicitation, the proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101 by the U.S. Securities and Exchange Commission. That form bears an entry on the cover page that will enable the participants to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DFRN14A. To the extent that the solicitation continues, and has not been suspended in light of the participants' decision to not accept executed consents at this time, please file the supplemental information contained in the DFAN14A together with any new, material information in an actual amendment to the definitive proxy statement and ensure that the proper box relating to "Definitive Proxy Statement" on the cover page of Schedule 14A has been selected. Refer to Rule 14a-9(a).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand, Esq.